UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

KE Holdings Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00002 per share

(Title of Class of Securities)

482497 104**

(CUSIP Number)

Grain Bud Holding Limited Ritter House, Wickhams Cay II, Road Town Tortola VG1110, British Virgin Islands

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 20, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 482497 104 has been assigned to the American depositary shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEKE.” Each ADS represents three class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	482497 104

1	NAME OF REPORTING PERSON Propitious Global Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 885,301,280
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 885,301,280
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,301,280(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%.(2) The voting power of the shares beneficially owned represent 76.7% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Represents 885,301,280 class B ordinary shares held by Propitious Global Holdings Limited.

(2)     Calculation is based on a total of 3,572,692,936 issued and outstanding ordinary shares (consisting of 2,687,391,656 class A ordinary shares and 885,301,280 class B ordinary shares) of the Issuer as of March 31, 2021 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 20, 2021. The class B ordinary shares are treated as converted into class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No.	482497 104

1	NAME OF REPORTING PERSON Grain Bud Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 885,301,280
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 885,301,280
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,301,280(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%.(2) The voting power of the shares beneficially owned represent 76.7% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)     Represents 885,301,280 class B ordinary shares held by Propitious Global Holdings Limited, which is wholly owned by Grain Bud Holding Limited.

(2)     Calculation is based on a total of 3,572,692,936 issued and outstanding ordinary shares (consisting of 2,687,391,656 class A ordinary shares and 885,301,280 class B ordinary shares) of the Issuer as of March 31, 2021 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 20, 2021. The class B ordinary shares are treated as converted into class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

CUSIP No.	482497 104

1	NAME OF REPORTING PERSON Z&Z Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 885,301,280
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 885,301,280
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 885,301,280(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%.(2) The voting power of the shares beneficially owned represent 76.7% of the total outstanding voting power.
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)     Represents 885,301,280 class B ordinary shares held by Propitious Global Holdings Limited, which is wholly owned by Grain Bud Holding Limited, which is in turn wholly owned by Z&Z Trust.

(2)     Calculation is based on a total of 3,572,692,936 issued and outstanding ordinary shares (consisting of 2,687,391,656 class A ordinary shares and 885,301,280 class B ordinary shares) of the Issuer as of March 31, 2021 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 20, 2021. The class B ordinary shares are treated as converted into class A ordinary shares only for the purpose of calculating the percentage ownership of the Reporting Persons.

Item 1. Security and Issuer.

This Schedule 13D relates to the class A ordinary shares, par value US$0.00002 per share, of KE Holdings Inc. (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs of the Issuer, each representing three class A ordinary shares, are listed on the New York Stock Exchange under the symbol “BEKE.” The principal executive offices of the Issuer are located at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing 100086, People’s Republic of China.

Item 2. Identity and Background.

(a): This Schedule 13D is being filed jointly by Propitious Global Holdings Limited (“Propitious Global”), Grain Bud Holding Limited (“Grain Bud”), and Z&Z Trust (the “Trust”) (together, the “Reporting Persons,” and each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b), (c) and (f):

Propitious Global is a company incorporated in the British Virgin Islands whose registered office address is Craigmuir Chambers, Road Town, Tortola VG1110, British Virgin Islands, and is wholly owned by Grain Bud. Propitious Global is principally an investment holding vehicle.

Grain Bud is a company incorporated in the British Virgin Islands whose registered office address is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands, and is wholly owned by the Trust. Grain Bud is principally an investment holding vehicle.

Cantrust (Far East) Limited, a British Virgin Islands company (the “Trustee”) is acting as the trustee for the Trust. The beneficiaries of the Trust are immediate family members of Mr. Hui Zuo, the founder and former chairman of the board of directors of the Issuer. Rustem Limited is the sole director of Grain Bud and the sole director of Propitious Global. A committee of the Trust approves investment and voting decisions over the securities beneficially owned by the Trust by majority vote and as such, no individual member of such committee has the control of the dispositive power or voting power over the securities beneficially owned by the Trust.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 20, 2021, the Trust became the ultimate beneficial owner of the shares in the amounts reported herein, which were beneficially owned by Mr. Hui Zuo.

Item 4. Purpose of Transaction.

Item 3 is incorporated herein by reference in its entirety.

The beneficial ownership that is the subject of this Schedule 13D was acquired for long-term investment purposes. The Reporting Persons review its investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities of the Issuer. Any of the foregoing actions may be effected at any time or from time to time, subject to applicable law.

Except as set forth above, none of the Reporting Persons has any present plan or proposal which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on a total of 3,572,692,936 issued and outstanding ordinary shares (consisting of 2,687,391,656 class A ordinary shares and 885,301,280 class B ordinary shares) of the Issuer as of March 31, 2021 as a single class, reported on the Issuer’s current report on Form 6-K filed on May 20, 2021. Each holder of class A ordinary shares of the Issuer is entitled to one vote per share and each holder of class B ordinary shares of the Issuer is entitled to ten votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into class B ordinary shares under any circumstances.

The shares beneficially owned by each of the Reporting Persons represent approximately 24.8% of the total issued and outstanding ordinary shares of the Issuer and represent approximately 76.7% of the aggregate voting power of the Issuer’s total issued and outstanding ordinary shares.

(c): Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated July 29, 2021 by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2021

Z&Z Trust

Cantrust (Far East) Limited
As Trustee of Z&Z Trust

By:	/s/ Cantrust (Far East) Limited

Grain Bud Holding Limited

By:	/s/ Rustem Limited
Name: Rustem Limited
Title: Director

Propitious Global Holdings Limited

By:	/s/ Rustem Limited
Name: Rustem Limited
Title: Director